

SO 2/18/04
2/18/04


04001986

ITED STATES
) EXCHANGE COMMISSION
ngton D.C. 20549

UF 2-11-04 PR

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-23266

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **December 1, 2002** and ending **November 30, 2003**

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
Zacks & Company

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
155 North Wacker Drive, Suite 300
(No. and Street)

Chicago   Illinois   60606
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Richard Marks   (312) 630-9880 Ext. 161
                           (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kupferberg, Goldberg & Neimark, LLC
(Name – if individual, state last, first, middle name)

225 N. Michigan Avenue, 11th Floor
(No. and Street)

Chicago   Illinois   60601
(City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

*Claims for exemption from the requirement that the annual report covered by the opinion of an

OATH OR AFFIRMATION

I, Richard Marks, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Zacks & Company, as of November 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

_____

_____

_____

_____   _____
                                                                    Signature

                                                             Financial & Operations
                                                       _____
                                                                      Title

_____
                Notary Public

This Report** contains (check all applicable boxes):

[X] (a) Facing Page
[X] (b) Statement of Financial Condition
[X] (c) Statement of Income (Loss)
[X] (d) Statement of Changes in Financial Condition
[X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital
[X] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
[X] (g) Computation of Net Capital
[ ] (h) Computation for Determination of reserve Requirements Pursuant to Rule 15c-3-3
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3
[ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
[ ] (k) A reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[X] (l) An Oath or Affirmation
[ ] (m) A copy of the SIPC Supplemental Report
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
[X] (o) Independent Auditors' Report on Internal Control

ZACKS & COMPANY

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2003

ZACKS & COMPANY

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2003

Table of Contents



INDEPENDENT AUDITORS' REPORT

Board of Directors
Zacks & Company
Chicago, Illinois

Certified Public Accountants

Financial & Management Consultants

Kupferberg, Goldberg & Neimark, LLC

225 N. Michigan Ave.   11th Floor

Chicago, Illinois 60601-7601

312.819.4300   FAX 312.819.4343

e-mail: kgn@kgn.com

www.kgn.com

Member:
The KGN Financial Group
The Leading Edge Alliance
Kreston International

We have audited the accompanying statement of financial condition of Zacks & Company as of November 30, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Zacks & Company as of November 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

KUPFERBERG, GOLDBERG & NEIMARK, LLC

December 18, 2003

ZACKS & COMPANY

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2003

ASSETS

Cash and equivalents	$	97,852
Receivable from clearing broker		3,143
Prepaid expenses		9,884
TOTAL ASSETS	$	110,879

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Due to affiliate	$	18,430
Accounts payable		7,050
Total Liabilities		25,480

Liabilities Subordinated to Claims of General Creditors	35,000

Stockholder's Equity

Common stock, no par-value; 1,000 shares authorized, issued and outstanding	1,000
Paid-in capital	24,000
Retained earnings	25,399
Total Stockholder's Equity	50,399

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	110,879

ZACKS & COMPANY

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2003

NOTE 1 - NATURE OF OPERATIONS

Zacks & Company (the "Company"), a C Corporation, is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company derives commission income from the sale of investment research that it purchases from Zacks Investment Research, Inc., an affiliate.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Recognition

Income earned on commissions is recognized when research is sold to customers.

Cash and Equivalents

Cash and equivalents include money market funds.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company purchases investment research from its affiliate. The purchase agreement allows the Company to defer any obligation for research until it receives payment from its customers. The Company also receives office space and related services from the affiliate at no cost.

ZACKS & COMPANY

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2003

NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to claims of general creditors are payable to an affiliate, bear no interest, and mature on April 29, 2007. The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to Rule 15c3-1, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2003, the Company had net capital of $74,854, which was $69,854 in excess of the required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .34 to 1.

NOTE 6 – INCOME TAXES

The Company has net operating loss carryforwards of approximately $22,400 expiring in 2022. No asset for deferred income taxes has been recorded due to the relative uncertainty that future earnings will be adequate for the utilization of the carryforwards.

During the current year, approximately $4,600 of net operating loss carryforwards were utilized to offset net income. As a result, no provision for federal or state taxes has been recorded.